UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              Positron Corporation
                           -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)

                                   737397-10-9
                                ----------------
                                 (CUSIP Number)

                                 David H. Brooks
                      Brooks Industries Profit Sharing Plan
                   20 Red Ground Road, Old Westbury, NY 11568
                                 (516) 626-1877
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 10, 1996
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the  statement.  [ X ]
A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Brooks Industries Profit Sharing Plan
         IRS Employer Identification No. 11-2883-287
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [ X ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  725,000
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  725,000
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          725,000
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.7%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         EP
         -----------------------------------------------------------------------
- ---------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         David H. Brooks
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [ X ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  725,000
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  125,000
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  725,000
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER  175,0000
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          725,000
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.7%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------
- ---------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer


                  This statement relates to shares of common stock (the "Common Stock") of Positron Corporation (the "Issuer"). The Issuer's principal executive office is located at 6350 Park Ten Place, Houston, Texas 77084.

Item 2.  Identity and Background

                  This statement is being filed on behalf of Brooks Industries Profit Sharing Plan ("the "Plan"), and on behalf of David H. Brooks. Brooks Industries of L.I. ("Brooks Industries") is a private investment firm whose principal offices are at 20 Red Ground Road, Old Westbury, New York 11568. David
H. Brooks is the sole stockholder of Brooks Industries and is its Chairman. David H. Brooks is the Trustee of the Plan.

                  Neither the Plan, Brooks Industries, nor David H. Brooks has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, David
H. Brooks has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  David H. Brooks, and his brother, Mr. Jeffrey Brooks, and Jeffrey Brooks Securities, Inc. ("JBSI"), a company wholly owned by Mr. Jeffrey Brooks, entered into a consent decree with the Securities and Exchange Commission in December 1992. Without admitting or denying any allegations, they were assessed a fine and agreed to be enjoined from future violations of Section 15(b) and 15(f) of the Securities Exchange Act of 1934 ("Exchange Act"). Mr. David Brooks is barred from having any direct or indirect interest in, or acting as a director, officer or employee of, any broker, dealer, municipal securities dealer, investment advisor, or investment company. Mr. David H. Brooks may apply to become so associated after a five-year period. Mr. David H. Brooks is not barred from being an officer or director of any public company other than a registered broker-dealer or investment company. Mr. Jeffrey Brooks was prohibited (for a period of one year which ended December 1993) from acting in a supervisory capacity with respect to any employee or any broker, dealer, municipal securities dealer, investment company or investment adviser, and JBSI (his company) was required to institute and maintain procedures pursuant to
Section 15(f) of the Exchange Act.

Item 3.  Source and Amount of Funds or Other Consideration

                  As of the date of the event which requires the filing of this statement, the Plan and Mr. David H. Brooks beneficially own 25,000 shares of Series B, 8% Cumulative Convertible Redeemable Preferred Stock of the Issuer (the "Shares") and Warrants to purchase 100,000 shares of the Issuer's Common Stock (the "Warrants"). The Shares and the Warrants were purchased in a private placement directly from the Issuer at a cost of $1,250,000 for the Shares and $100 for the Warrants and were paid for with funds from the Plan. If the Warrants are exercised, it is presently anticipated that the funds for such exercise would come from the Plan.

Item 4.  Purpose of Transaction

                  The Shares and Warrants beneficially owned by the Plan and Mr. Brooks were acquired for, and are being held for, investment purposes.

                  Neither the Plan nor Mr. Brooks has a plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Plan and David H. Brooks beneficially own 25,000 shares of Series B, 8% Cumulative Convertible Redeemable Preferred Stock of the Issuer (the "Shares") and Warrants to purchase 100,000 shares of the Issuer's Common Stock (the "Warrants"). Each share of Series B Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed, into 25 shares of Common Stock; provided, however, in no event shall the Series B Preferred Stock be convertible prior to the date (the "Conversion Date") that the shareholders of the Issuer have approved an amendment to the Issuer's Articles of Incorporation which increases the amount of authorized shares of Common Stock by at least 2,500,000 shares.

                  The Warrants are exercisable at any time after the Conversion Date at a purchase price of $2.00 per share of Common Stock, and expire three years after the Conversion Date. Based on the most recent information from the Company, as of July 16, were 3,637,320 shares of the Issuer's Common Stock outstanding. Therefore, the Plan and David H. Brooks own the right to acquire 725,000 shares of the Issuer's Common Stock representing approximately 16.7% of the Issuer's issued and outstanding Common Stock after giving effect to such conversion and exercise.

                  DHB Capital Group, Inc. ("DHB") a publicly held company of which David H. Brooks is Chairman and principal shareholder, is the beneficial owner of 116,666 shares of the Issuer's Series A, 8% Cumulative Convertible Redeemable Preferred Stock and Redeemable Common Stock Purchase Warrants to purchase 58,335 shares of the Issuer's Common Stock. Each share of the Series A Preferred Stock is immediately convertible into one share of Common Stock. Each Redeemable Common Stock Purchase Warrant is exercisable at a price of $2.00 per share of Common Stock.

                  These securities were purchased directly from the Issuer in a private placement in March 1996 for $175,000 and paid for with DHB's funds. If the shares were converted and the warrants exercised, DHB would own 175,000 shares of the Issuer's Common Stock representing 3.6% of the Issuer's issued and outstanding Common Stock after giving effect to such conversion and exercise.

                  The Plan and Mr. Brooks disclaim any beneficial interest in the shares and warrants owned by DHB.

         (b) The Plan and David H. Brooks have sole power to convert the shares and exercise the warrants and to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock that they would beneficially own upon such conversion or exercise. Mr. David H. Brooks' has shared power to convert the shares and exercise the warrants owned by DHB and to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock that DHB would beneficially own upon such conversion or exercise.

         (c) The only transaction in the class of securities reported on that were effected during the past sixty (60) days by the Plan and Mr. David H. Brooks was the acquisition of the Shares and Warrants as described in Item. 3 herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer.

                  Neither the Plan nor Mr. Brooks has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits

                  A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A and is incorporated herein.

                  The undersigned, after reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated:            New York, New York
                  July 18, 1996





                                          BROOKS INDUSTRIES PROFIT SHARING PLAN



                                          By:/s/  David H. Brooks
                                                  David H. Brooks, Trustee


                                          By:/s/  David H. Brooks
                                                  David H. Brooks, Individually

                                   EXHIBIT "A"

                                A G R E E M E N T

                  The undersigned agree that this Schedule 13D dated July 18, 1996 relating to the Shares of Common Stock and Options of Positron Corporation shall be filed on behalf of the undersigned:

                                           BROOKS INDUSTRIES PROFIT SHARING PLAN



                                          By:__________________________________
                                                  David H. Brooks, Trustee


                                          By:__________________________________
                                                  David H. Brooks, Individually

                                   EXHIBIT "A"

                                A G R E E M E N T

                  The undersigned agree that this Schedule 13D dated July 18, 1996 relating to the Shares of Common Stock and Options of Positron Corporation shall be filed on behalf of the undersigned:

                                          BROOKS INDUSTRIES PROFIT SHARING PLAN



                                          By:/s/  David H. Brooks
                                                  David H. Brooks, Trustee


                                          By:/s/  David H. Brooks
                                                  David H. Brooks, Individually